

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Armin Afzalipour
Co-President
MCI Income Fund VII, LLC
2101 Cedar Springs, Suite 700
Dallas, Texas 75201

> **Re: MCI Income Fund VII, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed March 23, 2023**
> **File No. 024-12073**

Dear Armin Afzalipour:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2023 letter.

Amendment No. 2 To Offering Statement on Form 1-A Filed March 23, 2023

Offering Circular Summary
The Developer, page 3

1. We note your revised disclosure that the Developer may contract with affiliates of Megatel Capital Investment, LLC. Please explain that if the developer intends to competitively bid the services, why it may be likely that the Megatel affiliates would provide the services.

Organizational Chart, page 44

2. We note your response to comment 1. The revised organizational chart shows MCI Capital Investment, LLC as the manager, but we understand that the manager is Megatel Capital Investment, LLC. Please revise or advise.

Track Record of Our Sponsor, page 64

3. We note your response comment 2. Given the common ownership of all the entities in the organizational structure and with ownership of prior programs, we believe a complete response will provide material information to investors. Therefore, we reissue the comment.

    It appears that the sponsor's track record of its prior programs would present meaningful material information to investors. With a view toward disclosure, please tell us the sponsor's track record, including historical prior programs, operations of prior programs, acquisition data and commissions, management compensation and other compensation data, any material adverse business developments experienced by any prior programs, or provide us with a detailed analysis as to why this information is not material to investors.

    In addition, we note your disclosure that the primary investment objectives of your private real estate lending programs include lending capital to Megatel for the acquisition of real property for development and construction activities. Please provide us with a description of the contractual arrangements that exist between your prior programs and Megatel including interest charged, repayment terms, and guarantees.

General

4. Please revise to include MCI Development 1, LLC as a co-issuer of the securities offered and include all related disclosure for MCI Development 1, LLC or advise.

    You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Robert R. Kaplan, Jr.